

August 23, 2010

Steven A. Ball
President and Chief Investment Officer
FundCore Institutional Income Trust Inc.
One World Financial Center
30th Floor
New York, NY 10281

      Re: FundCore Institutional Income Trust Inc.
              Amendment No. 1 to Registration Statement on Form S-11
              Filed July 29, 2010
              File No. 333-167420

Dear Mr. Ball:

We have reviewed Amendment No.1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 11 in our letter dated July 9, 2010. In response to our comment you provided supplemental materials. It is not clear how the information provided supports all of the quantitative and qualitative business and industry data used in your registration statement, including, but not limited to, the statements noted in our original comment. We therefore reissue our comment. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove these statements.

2.	We note your response to comment 12 in our letter dated July 9, 2010. We will continue to monitor your filing for your response to this comment, as it pertains to your disclosure regarding the impact of the 1940 Act on pages 18 and 29 through 30.

Prospectus Cover Page

3.	We note your cross-reference on the cover page to the "Prospectus Summary – How long with the offering last?" section. Please revise the cover page to delete the use of cross-references except for the cross-reference to the risk factors.

4.	Please revise the cover page to discuss the date that the offering will end, the minimum purchase requirements, and any arrangements to place the funds in an escrow account as required by Item 501(b)(8)(iii) of Regulation S-K.

5.	We note your response to comment 10 in our letter dated July 9, 2010 and your revised risk factor on page 23. Please add a summary risk factor to disclose the risk that the "asset management fee payable to [your] advisor is based upon the cost of assets [you] acquire and to the extent there is a decline in the value of [your] assets, the asset management fee could be significantly in excess of 1.0% of the value of your assets."

Prospectus Summary, page 1

What is our advisor's competitive advantage?, page 6

6.	We note your response to comment 7 in our letter dated July 9, 2010 and we reissue our comment in part. Please remove performance information from the summary section. For example only, we note your disclosure regarding the participation in over 100 CMBS transactions totaling $200 billion. Please discuss these amounts elsewhere in the prospectus where you can provide greater discussion and more balanced disclosure. Performance information for companies other than the issuer is not appropriate for the prospectus summary.

What are the fees that will be paid …?, page 11

7.	We note your response to comment 20 in our letter dated July 9, 2010. It appears that the asset management fee is based solely on the cost of an investment at the time of purchase that the asset management fee to be paid will not increase if the value of the assets purchased go up and that it will not decrease if the value of the assets goes down from month to month. Please clarify this in a footnote if true. Please make similar revisions to your disclosure on page 80.

8.   Please disclose whether you are obligated to pay fees in connection with the disposition of your assets or in connection with your liquidation. If you are not obligated to pay such fees, please disclose this fact and explain why. Please make similar revisions to your disclosure on page 80.

Risk Factors, page 18

Our Advisor and its affiliates, including our executive officers …, page 23

9.   We note your response to comment 10 in our letter dated July 9, 2010. Please add a separate risk factor to discuss the risks associated with paying your asset management fee based on the cost of your assets. Please ensure that you discuss all of the risks associated with this method of payment, including the incentive for your advisors to pay more for the investments.   Please make similar revisions to the conflicts of interest section.

Estimated Use of Proceeds, page 47

10.   We note your response to comment 26 in our letter dated July 9, 2010. In response to our comment, you have not provided an estimation of the amount of time it will take to invest offering proceeds. We therefore reissue our comment. Please discuss how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate- related debt investments.

Calculation of NAV, page 56

11.   We note your response to comment 2 in our letter dated July 9, 2010. Please expand your disclosure to account for redemptions under your share repurchase program. Additionally, we note that you will obtain the assistance of a third-party administrator. Please disclose how you intend to compensate your administrator. Please disclose the name of the third party administrator, identify this individual as an expert and file this individual's consent as an exhibit to the registration statement or tell us why you do not believe this is required. Please refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 233.02 under the Division's Compliance and Disclosure Interpretations for the Securities Act.

12.   Please describe any oversight role of the board of directors in determining your net asset value.

The Advisor and the Advisory Agreement, page 67

13.   Please briefly describe the fiduciary obligations of your officers who are employees of your Advisor.

Prior Performance of the Advisor and its Affiliates, page 83

14.   We note your response to comment 7 in our letter dated July 9, 2010. In response to our comment, you revised your disclosure to state that some of the loans or CMBS transactions "may have experienced delinquencies and losses." Please clearly state whether loans or CMBS transactions originated by members of your advisor's management team experience delinquencies and losses and quantify these losses.

15.   We note your response to comment 9 in our letter dated July 9, 2010. Please clarify which individuals were responsible for managing Merrill Lynch Mortgage Lending. Additionally, please clarify that these individuals were members of a committee and did not exercise individual discretion in making investment decisions.

Conflicts of Interest, page 84

Interests in Other Real Estate Ventures and Activities, page 84

16.   We note your response to comment 34 in our letter dated July 9, 2010. In response to our comment, you disclosed the number of investment vehicles that presently compete with you. We reissue our comment in part. Please revise to disclose the current number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Provide similar clarification in the appropriate risk factor.

Liquidity Events, page 94

17.   We note your response to comment 37 in our letter dated July 9, 2010. It appears that you may not engage in a liquidity event if your Board does not determine to do so based on section 6.2 of your charter. Please add a risk factor to address the possibility that you could continue in perpetuity. Please also revise your other disclosure to clarify this point, including on your cover page and in your summary.

Financial Statements and Notes

 Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-4

18.   We note that you intend to reimburse your Advisor for organization and offering costs on an amortized basis over a period of five years commencing with the completion of the offering period, one year following the end of the escrow period. Please clarify how this policy complies with the guidance outlined in SAB Topic 5A and paragraph 720-15-25-1 of FASB Accounting Standards Codification, which indicates that offering costs may be

deferred and charged against the gross proceeds of the offering and organization expenses should be expensed as incurred.

Part II, page II-1

Exhibits

19.   We note your response to comment 41 in our letter dated July 9, 2010. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K. Additionally, we note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Draft Opinions

20.   Please file these opinions as part of your correspondence on EDGAR.

Draft Tax Opinion

21.   We note on page 2 that counsel has assumed that you and each of your entities "*has been* … operated in accordance with the laws of the jurisdictions in which [you were] formed and in the manner described in the relevant organizational documents" and that "each of the written agreements to which [you] are a party *has been* implemented, construed and enforced in accordance with its terms. This assumes facts that should be known or are readily ascertainable as it pertains to the Trust or to officers and other representatives of the Trust. Please have counsel provide a revised opinion that does not include these assumptions.

Sales Literature

22.   We note your statement on the cover page that "This material *should be* preceded or accompanied by a prospectus." Please revise to state that the material must be preceded or accompanied by a prospectus. Additionally, please confirm that the material will be preceded or accompanied by a prospectus.

23.   We note you have provided footnotes for disclosure. Please note that footnotes must appear on the page where the information is presented. Additionally, please revise so that the footnotes are presented with equal prominence to the remainder of your disclosure.

24.   Please revise to give your risk factors discussion equal prominence to the other information in the brochure. This disclosure should be presented in the same font type and size as the remainder of your disclosure in the brochure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Phyllis Korff, Esq. (*via facsimile*)